Exhibit 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with IFRS, for the three months ended January 31, 2015, and years ended October 31, 2014 and 2013:

	Year Ended October 31		Three Months Ended January 31, 2015
	2013(1) 2014
Excluding Interest on Deposits	3.44	3.68	3.07
Including Interest on Deposits	2.05	2.07	1.87

(1) The earnings to fixed charges ratios have been restated to reflect the impact of the adoption of accounting standards as described on pages 130 to 131 of our 2014 Annual Report.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with IFRS, for the three months ended January 31, 2015, and years ended October 31, 2014 and 2013:

	Year Ended October 31		Three Months Ended January 31, 2015
	2013(1) 2014
Excluding Interest on Deposits	3.21	3.42	2.86
Including Interest on Deposits	1.99	2.01	1.82

(1) The earnings to fixed charges ratios have been restated to reflect the impact of the adoption of accounting standards as described on pages 130 to 131 of our 2014 Annual Report.